Exhibit 5.2

MediCan Enterprises Inc. 3440 E Russell Road Las Vegas, NV 89120

June 5, 2015

Kenneth Williams
885 Cliffs Drive, apt 304
Ypsilanti, Mi. 48198

RE:           Employment

Dear Mr. Williams:

Medican Enterprises, Inc. (the “Company”) is pleased to offer you continued employment on the following terms:

 Position.  You will continue to serve as the Company’s Chief Executive Officer.  You will report directly to the Board of Directors of the Company.  By signing this letter agreement, you represent and warrant to the Company that you are under no contractual commitments that will be inconsistent with your obligations to the Company, excepting those obligations discussed herein, which by virtue of this agreement, are deemed consistent with your obligations to the Company.

 Salary.  You will be paid a salary at the monthly rate of $5,000.  This salary will be subject to an upward adjustment only pursuant to the Company’s employee compensation policies applicable to senior executives, as in effect from time to time.

 Preferred Shares.  Subject to the approval of the Company’s Board of Directors, you will be granted 3,000,000 shares of the Company’s preferred shares (the “Preferred Shares”), which will constitute 60% of the issued and outstanding Preferred Shares.         A certificate of designation will immediately be filed with the Nevada Secretary of State  that will outline the following  rights and privileges of the aforementioned preferred shares that the Company will also adopt:

1)not subject to any dilution or the effects of any reverse splits
2)convertible into common shares in the ratio of 1 preferred share to 10,000  common shares with this ratio never to be adjusted.
3) voting rights valued as if converted at the above-stated ratio without the need to do so.
4)the voting rights attached to the preferred shares can never outvote Kenneth Williams while he is a director.

(4)           Bonus.   In addition to the compensation referenced above, you will have the opportunity to receive bonus compensation based upon criteria set forth by the Company’s Board of Directors.    In addition to any bonuses received from achieving such criteria set forth by the Company’s Board of Directors, you will be entitled to receive a $100,000 cash payment within two weeks of execution of this agreement.

(5)           Period of Employment.  Your employment with the Company has run from June 25, 2013 and will continue through to June 1, 2016, after which it will become “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause, unless the Board of Directors extends the term prior to June 1, 2016.  In the event that you are terminated by the Company prior to June 1, 2016, for any reason other than for cause, you will be entitled to receive your full salary through June 1, 2016.

MediCan Enterprises Inc. Head Office 3440 E Russell Road Las Vegas, NV 89120
(6)           Outside Activities.  While you render services to the Company, you may engage in other gainful employment, business or activity, however, any and all such activities shall not be considered competitive with the Company.

(7)           Entire Agreement.  This letter contains all of the terms of your employment with the Company and supersedes any prior understandings or agreements, whether oral or written, between you and the Company.

(9)   Amendment and Governing Law.  This letter agreement may not be amended or modified except by an express written agreement signed by both you and a majority of the Company’s Board of Directors.  The terms of this letter agreement, and the resolution of any disputes arising pursuant hereto, will be governed by Nevada law.

We hope that you find the foregoing terms acceptable. You may indicate your agreement with these terms and accept this offer by signing and dating below.

Very truly yours,

THE BOARD OF DIRECTORS OF MEDICAN ENTERPRISES, INC.

By:	________________________________

I have read and accept this employment offer:

________________________________
Ken Williams

Dated: June 5, 2015